Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223892

PROSPECTUS

Crestwood Equity Partners LP

71,257,445 Preferred Units

This prospectus relates to 71,257,445 preferred units (the “preferred units”) representing limited partner interests in Crestwood Equity Partners LP (the “Partnership”) that the Partnership has issued to the selling unitholders named in this prospectus or in any supplement to this prospectus or any transferee, assignee or other successor-in-interest that received preferred units from a selling unitholder (collectively, the “selling unitholders”). The preferred units held by the selling unitholders named in this prospectus were obtained in connection with a private placement of our preferred units.

We will not receive any proceeds from the sale of preferred units owned by the selling unitholders. For a more detailed discussion of the selling unitholders, please read “Selling Unitholders.”

The selling unitholders may offer and sell these securities at various times in amounts, at prices and on terms to be determined by market conditions and the other factors set forth under “Plan of Distribution” at the time of such offerings, including but not limited to the underlying price of our common units. The selling unitholders may offer and sell these securities to or through one or more underwriters, dealers and agents, who may receive compensation in the form of discounts, concessions or commissions, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which the selling unitholders will offer the securities. The prospectus supplement will describe the specific manner in which the selling unitholders will offer the securities and also may add, update or change information contained in this prospectus. The names of any underwriters and the specific terms of a plan of distribution will be stated in the prospectus supplement. The preferred units may be offered and sold by the selling unitholders from time to time in accordance with the provisions set forth under “Plan of Distribution.”

You should carefully read this prospectus and any prospectus supplement before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 5 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

The preferred units have not been listed for trading on the NYSE or any other national securities exchange, although we may in the future be required under certain circumstances to list the preferred units on the NYSE or another national securities exchange in accordance with the terms of the registration rights agreement that we have entered into with the selling unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2018.

i

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the “SEC” or the “Commission.” In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. Neither we nor any of the selling unitholders have authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should not assume that the information contained in this prospectus or in the documents incorporated by reference into this prospectus are accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated documents, as the case may be.

ii

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, the selling unitholders may, from time to time, sell up to 71,257,445 preferred units that we have issued to the selling unitholders. Each time a selling unitholder sells securities, the selling unitholder may be required to provide you with this prospectus and, in certain cases, a supplement to this prospectus containing specific information about the selling unitholder and the terms of the securities being offered.

The prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus and any accompanying prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” carefully before investing in our preferred units.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at www.sec.gov.

Our common units are listed and traded on the NYSE. Our reports and other information filed with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We also make available free of charge on our website at www.crestwoodlp.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website, other than the documents listed below, is not incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any documents subsequently filed with the SEC by Crestwood Equity Partners LP pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) until all offerings under this shelf registration statement are completed, including all such documents we may file with the SEC after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2017;

•	our current reports on Form 8-K filed on January 4, 2018 and March 1, 2018 (to the extent filed and not furnished); and

•	the description of our common units contained in our Registration Statement on Form 8-A (File No. 001-34664) filed with the SEC on March 17, 2010 and any subsequent amendments or reports filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or telephone number:

Crestwood Equity Partners LP

Attention: Investor Relations

811 Main Street, Suite 3400

Houston, Texas 77002

(832) 519-2200

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains forward-looking statements concerning our financial condition, results of operations, plans, objectives, future performance and business of our company and its subsidiaries. These forward-looking statements include statements that are not historical in nature, including, but not limited to: (i) our belief that anticipated cash from operations, cash distributions from entities that we control, and borrowing capacity under our credit facility will be sufficient to meet our anticipated liquidity needs for the foreseeable future; (ii) our belief that we do not have material potential liability in connection with legal proceedings that would have a significant financial impact on our consolidated financial condition, results of operations or cash flows; and (iii) our belief that our assets will continue to benefit from the development of unconventional shale plays as significant supply basins; and statements preceded by, followed by or that contain forward-looking terminology, including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or the negation thereof, or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	our ability to successfully implement our business plan for our assets and operations;

•	governmental legislation and regulations;

•	industry factors that influence the supply of and demand for crude oil, natural gas and natural gas liquids (“NGLs”);

•	industry factors that influence the demand for services in the markets (particularly unconventional shale plays) in which we provide services;

•	weather conditions;

•	the availability of crude oil, natural gas and NGLs, and the price of those commodities, to consumers relative to the price of alternative and competing fuels;

•	economic conditions;

•	costs or difficulties related to the integration of acquisitions and success of our joint ventures’ operations;

•	environmental claims;

•	operating hazards and other risks incidental to the provision of midstream services, including gathering, compressing, treating, processing, fractionating, transporting and storing energy products (i.e., crude oil, NGLs and natural gas) and related products (i.e., produced water);

•	interest rates;

•	the price and availability of debt and equity financing, including our ability to raise capital through alternatives such as joint ventures; and

•	the ability to sell or monetize assets, to reduce indebtedness, to repurchase our equity securities, to make strategic investments, or for other general partnership purposes.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

CRESTWOOD EQUITY PARTNERS LP

We are a master limited partnership that manages, owns and operates crude oil, natural gas and NGL midstream assets and operations.

Our non-economic general partner interest is held by Crestwood Equity GP LLC, which we refer to as our “general partner” and which is indirectly owned by Crestwood Holdings LLC (“Crestwood Holdings”). Crestwood Holdings, which is substantially owned and controlled by First Reserve Management, L.P., also owns 17,469,911 of our common units as of March 22, 2018, and 438,789 of our subordinated units.

On May 5, 2015, we entered into a definitive agreement with Crestwood Midstream and certain of its affiliates (the “Merger Agreement”) under which Crestwood Midstream agreed to merge with a wholly-owned subsidiary of ours, with Crestwood Midstream surviving as our wholly-owned subsidiary (the “Merger”). On September 30, 2015 (the “Closing Date”), we and Crestwood Midstream jointly announced the completion of our acquisition of Crestwood Midstream. We completed the Merger following the approval of the Merger Agreement and the Merger by a majority of Crestwood Midstream common unitholders and preferred unitholders (voting on an “as if converted” basis) entitled to vote and voting together as a single class on the Closing Date.

As part of the merger consideration, Crestwood Midstream’s unitholders became our unitholders in a tax-free exchange, with Crestwood Midstream’s common unitholders receiving 2.75 of our common units for each common unit of Crestwood Midstream held upon completion of the Merger and Crestwood Midstream’s preferred unitholders receiving 2.75 of our preferred units for each preferred unit of Crestwood Midstream held upon completion of the Merger. Crestwood Midstream’s incentive distribution rights were also eliminated upon completion of the Merger and Crestwood Midstream’s common units ceased to be listed on the NYSE.

On November 23, 2015, we effected a reverse unit split at the ratio of 1-for-10, with fractional units rounded to the nearest whole unit.

Our common units are listed on the NYSE under the symbol “CEQP.” The preferred units have not been listed for trading on the NYSE or any other national securities exchange, although we may in the future be required under certain circumstances to list the preferred units on the NYSE or another national securities exchange in accordance with the terms of the registration rights agreement that we have entered into with the selling unitholders.

Our principal executive office is located at 811 Main Street, Suite 3400, Houston, Texas 77002. Our telephone number is (832) 519-2200.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

An investment in our preferred units involves a high degree of risk. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the following risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those risk factors described under “Item 1A. Risk Factors” of our most recent annual report on Form 10-K and any subsequently filed document pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in evaluating an investment in our securities. Our business could also be affected by additional risks not currently known to us or that we currently deem to be immaterial. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units and preferred units could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

The preferred units do not have an established trading market and may not be listed on a national securities exchange.

The preferred units do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. Further, the preferred units are not listed for trading on the NYSE or any other national securities exchange. Although we may in the future be required under certain circumstances to list the preferred units on the NYSE or another national securities exchange in accordance with the terms of the registration rights agreement that we have entered into with the selling unitholders, there can be no assurance that the preferred units will be so listed or that an active trading market for the preferred units will develop.

The Internal Revenue Service could challenge our treatment of the holders of preferred units as partners for tax purposes, and if such challenge were sustained, certain holders of preferred units could be adversely impacted.

The IRS may disagree with our treatment of the preferred units as equity for federal income tax purposes, and no assurance can be given that our treatment will be sustained. If the IRS were to successfully characterize the preferred units as indebtedness for tax purposes, certain holders of preferred units may be subject to additional withholding and reporting requirements (please read “Material U.S. Federal Income Tax Consequences—Administrative Matters”). Further, if the preferred units were treated as indebtedness for federal income tax purposes, rather than equity, distributions likely would be treated as payments of interest by us to the holders of preferred units. Holders of preferred units are encouraged to consult their tax advisors regarding the tax consequences applicable to the recharacterization of the preferred units as indebtedness for tax purposes.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. However, no ruling has been or will be requested regarding our treatment as a partnership for U.S. federal income tax purposes.

Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our unitholders.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. From time to time, members of Congress have proposed and considered substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Although there is no current legislative proposal, a prior legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly-traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes.

In addition, in January 2017, final regulations regarding which activities give rise to qualifying income within the meaning of Section 7704 of the Internal Revenue Code were published in the Federal Registrar. The final regulations are effective as of January 19, 2017, and apply to taxable years beginning on or after January 19, 2017. We do not believe the final regulations affect our ability to be treated as a partnership for U.S. federal income tax purposes.

However, any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our units, and the costs of any such contest would reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by you and our general partner because the costs will reduce our cash available for distribution.

If the IRS makes audit adjustments to our income tax returns for tax years beginning after December 31, 2017, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, in which case our cash available for distribution to our unitholders might be substantially reduced and our current and former unitholders may be required to indemnify us for any taxes (including any applicable penalties and interest) resulting from such audit adjustments that were paid on such unitholders behalf.

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. To the extent possible under the new rules, our general partner may elect to either pay the taxes (including any applicable penalties and interest) directly to the IRS or, if we are eligible, issue a revised information statement to each unitholder with respect to an audited and adjusted return. Although our general partner may elect to have our unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, there can be no assurance that such election will be practical, permissible or effective in all circumstances. As a result, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own units in us during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties and interest, our cash available for distribution to our unitholders might be substantially reduced and our current and former unitholders may be required to indemnify us for any taxes (including any applicable penalties and interest) resulting from such audit adjustments that were paid on such unitholders behalf.

The tax treatment of distributions on our preferred units is uncertain and the IRS may determine that Preferred Distributions are guaranteed payments, which may result in less favorable tax treatment to the holder of such preferred units.

The tax treatment of distributions on our preferred units is uncertain. We will treat each of the holders of the preferred units as partners for tax purposes and will not treat Preferred Distributions (as defined below) as guaranteed payments for the use of capital. However, if the IRS were to determine that such Preferred Distributions were guaranteed payments, the Preferred Distributions would generally be taxable to each of the holders of preferred units as ordinary income and the holders of preferred units would recognize taxable income from the accrual of such a guaranteed payment (even in the absence of a contemporaneous cash distribution). Although we expect that much of the income we earn is generally eligible for the 20% deduction for qualified publicly traded partnership income, it is uncertain whether a guaranteed payment for the use of capital may constitute an allocable or distributive share of such income. As a result, if the IRS treated the Preferred Distributions as guaranteed payments, the guaranteed payment for use of capital received by our preferred units may not be eligible for the 20% deduction for qualified publicly traded partnership income. In addition, if the preferred units were treated as indebtedness for tax purposes, Preferred Distributions likely would be treated as payments of interest by us to each of the holders of preferred units.

All holders of our preferred units are urged to consult a tax advisor with respect to the consequences of owning our preferred units.

Our unitholders are required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Our unitholders are required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on their share of our taxable income whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax-exempt entities face unique tax issues from owning our units that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs) raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Further, with respect to taxable years beginning after December 31, 2017, a tax-exempt entity with more than one unrelated trade or business (including by attribution from investment in a partnership such as ours that is engaged in one or more unrelated trade or business) is required to compute the unrelated business taxable income of such tax-exempt entity separately with respect to each such trade or business (including for purposes of determining any net operating loss deduction). As a result, for years beginning after December 31, 2017, it may not be possible for tax-exempt entities to utilize losses from an investment in our partnership to offset unrelated business taxable income from another unrelated trade or business and vice versa. Tax-exempt entities should consult a tax advisor before investing in our units.

Non-U.S. unitholders will be subject to U.S. taxes and withholding with respect to their income and gain from owning our units.

Non-U.S. unitholders are generally taxed and subject to income tax filing requirements by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”). Income allocated to our unitholders and any gain from the sale of our units will generally be considered to be “effectively connected” with a U.S. trade or business. As a result, distributions to a Non-U.S. unitholder will be subject to withholding at the highest applicable effective tax rate and a Non-U.S. unitholder who sells or otherwise disposes of a unit will also be subject to U.S. federal income tax on the gain realized from the sale or disposition of that unit.

The Tax Cuts and Jobs Act imposes a withholding obligation of 10% of the amount realized upon a Non-U.S. unitholder’s sale or exchange of an interest in a partnership that is engaged in a U.S. trade or business. However, due to challenges of administering a withholding obligation applicable to open market trading and other complications, the IRS has temporarily suspended the application of this withholding rule to open market transfers of interests in publicly traded partnerships pending promulgation of regulations or other guidance that resolves the challenges. It is not clear if or when such regulations or other guidance will be issued. Non-U.S. unitholders should consult a tax advisor before investing in our units.

We will treat each purchaser of our units as having the same tax benefits without regard to the specific units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of our units and could have a negative impact on the value of our units or result in audit adjustments to your tax returns.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of units on the first day of each month, instead of on the basis of the date a particular unit is transferred, which may result in an allocation of income, gain, loss and deduction to a holder of preferred units for multiple months but not the corresponding cash distribution for such period. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month (the “Allocation Date”), instead of on the basis of the date a particular unit is transferred. Similarly, we generally allocate certain deductions for depreciation of capital additions, gain or loss realized on a sale or other disposition of our assets and, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction based upon ownership on the Allocation Date. Treasury Regulations allow a similar monthly simplifying convention, but such regulations do not specifically authorize all aspects of our proration method. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

A holder of preferred units who disposes of preferred units prior to the record date set for a Preferred Distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition (and any other month during the quarter to which such Preferred Distribution relates and the holder held such preferred units on the first day of such month) but will not be entitled to receive the Preferred Distribution for that period.

A unitholder whose units are the subject of a securities loan (i.e., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequences of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

Our unitholders will likely be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our units.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes, estate, inheritance or intangible taxes and foreign taxes that are imposed by the various jurisdictions in which we do business or own property and in which they do not reside. We own property and conduct business in various parts of the United States. Unitholders may be required to file state and local income tax returns in many or all of the jurisdictions in which we do business or own property. Further, unitholders may be subject to penalties for failure to comply with those requirements. It is our unitholders’ responsibility to file all required U.S. federal, state, local and foreign tax returns.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The following table sets forth our ratio of earnings to combined fixed charges and preferred unit distributions for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” are defined as income before taxes adjusted for undistributed equity earnings, plus fixed charges less capitalized interest. “Fixed charges” consist of interest expensed and capitalized, amortization of debt costs and an estimate of interest within rent expense. “Preferred unit distributions” refer to the preferred security dividend requirements of consolidated subsidiaries.

	2017	2016	2015	2014	2013
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions(1)	—	—	—	—	—

(1)	Earnings for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were inadequate to cover fixed charges by approximately $185.1 million, $199.8 million, $2,318.5 million, $33.6 million and $57.8 million, respectively.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the preferred units by the selling unitholders.

DESCRIPTION OF THE PREFERRED UNITS

General

The preferred units represent a separate class of our limited partnership interests. As of May 2, 2018, there were 71,257,445 preferred units outstanding. On September 30, 2015, in connection with the Merger, the selling unitholders listed in this prospectus received 59,345,672 preferred units. An additional 11,911,773 preferred units were subsequently issued as PIK Distributions (as defined below). On November 23, 2015, we effected a reverse unit split at the ratio of 1-for-10, which proportionally adjusted the conversion ratio of the preferred units, so that the 71,257,445 preferred units currently outstanding are convertible into 7,125,745 common units, with fractional units rounded to the nearest whole unit; provided, however, that in certain circumstances, the preferred units may be converted using the Special Conversion Amount (as defined in the Partnership Agreement Amendment) or the Adjusted Conversion Amount (as defined in the Partnership Agreement Amendment), in each case as described below under “Conversion”.

Distributions

The preferred units are entitled to a cumulative distribution (the “Preferred Distribution”) of $0.2111 per quarter in respect of each preferred unit, subject to certain adjustments (the “Distribution Amount”) described in Amendment No. 1 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement Amendment”). For each quarter beginning with the first quarter ending after the effective time of the Merger through and including the quarter ending September 30, 2017 (the “Initial Distribution Period”), the Preferred Distribution was paid, in the sole discretion of our general partner, in additional preferred units, in cash, or in a combination of additional preferred units and cash (any such distributions paid in additional preferred units (“PIK Distributions”)).

Following the Initial Distribution Period, each Preferred Distribution is paid in cash at the Preferred Distribution Amount unless, subject to certain exceptions, (i) there is no distribution being paid on Parity Securities and Junior Securities (including the common units) (each as defined in the Partnership Agreement Amendment) and (ii) the Partnership’s Available Cash (as defined in our partnership agreement), excluding any deductions to provide funds for distributions of Available Cash to our common unitholders in respect of any one or more of the next four quarters, is insufficient to pay the Preferred Distribution. If we fail to pay the Preferred Distribution in full in cash for any quarter after the Initial Distribution Period, then until such time as all accrued and unpaid Preferred Distributions are paid in full in cash (i) the Distribution Amount will increase to $0.2567 per quarter, (ii) we will not be permitted to declare or make (a) any distributions in respect of any Junior Securities (including the common units) and (b) subject to certain exceptions, any distributions in respect of any Parity Securities, and (iii) certain preferred unitholders shall receive the board designation rights described below.

If we fail to pay in full any Preferred Distribution, the amount of such unpaid distribution will accrue and accumulate from the last day of the quarter for which such distribution is due until paid in full. Any accrued and unpaid distributions will increase at a rate of 2.8125% per quarter.

Conversion

One or more preferred unitholders may elect, each in its own discretion, (i) to convert all or any portion of the preferred units held by such preferred unitholders, in an aggregate amount equaling or exceeding the Minimum Conversion Amount (as defined in the Partnership Agreement Amendment), into common units, at the then applicable Conversion Ratio (as defined in the Partnership Agreement Amendment), subject to the payment of any accrued but unpaid distributions to the date of such conversion and (ii) in the event of our voluntary liquidation, dissolution or winding up, to convert all or any portion of the preferred units held by such preferred unitholders into common units, at the then applicable Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion.

At any time, subject to certain liquidity requirements set forth in the Partnership Agreement Amendment, if the volume-weighted average trading price of the common units on the national securities exchange on which the common units are then listed (the “VWAP Price”) for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by us of election of our conversion right is greater than the quotient of (i) $13.69095 divided by (ii) the then applicable Conversion Ratio, our general partner, in its sole discretion, may convert all or a portion of the outstanding preferred units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion. Also, subject to certain liquidity requirements set forth in the Partnership Agreement Amendment, if the VWAP Price of the common units for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by us of the exercise of our conversion right is greater than the quotient of (i) $9.1273 divided by (ii) the then applicable Conversion Ratio, our general partner, in its sole discretion, may convert all, but not less than all, of the outstanding preferred units into a number of common units equal to the Adjusted Conversion Amount.

Rights upon a Change of Control

In the event of a Cash COC Event (as defined in the Partnership Agreement Amendment), the preferred unitholders shall convert the outstanding preferred units into common units immediately prior to the closing of such Cash COC Event at a conversion ratio equal to the greater of (i) the then applicable Conversion Ratio and (ii) the quotient of (1) the product of (a) $9.1273 multiplied by (b) the Cash COC Conversion Premium (as defined in the Partnership Agreement Amendment), divided by (2) the VWAP Price of the common units for the 10 consecutive trading days ending immediately prior to the date of closing of the Cash COC Event, subject to a $10.00 per unit floor on common units received, subject to the payment of any accrued but unpaid distributions to the date of conversion.

If a Change of Control (as defined in the Partnership Agreement Amendment) (other than a Cash COC Event) occurs, then each preferred unitholder shall, at its sole discretion:

(i) convert its preferred units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion;

(ii) if (1) either (x) we are not the surviving entity or (y) we are the surviving entity but the common units are no longer listed on the New York Stock Exchange or another national securities exchange and (2) the consideration per common unit exceeds $10.00, require us to use our best efforts to deliver to such preferred unitholders a mirror security to the preferred units in the surviving entity, which security shall have substantially similar terms, including with respect to economics and structural protections, as the preferred units, provided, that if we are not able to deliver such a mirror security, such preferred unitholders shall be entitled to (a) take any action otherwise permitted by clause (i) above or clauses (iii) or (iv) below or (b) convert the preferred units held by such preferred unitholders into a number of common units based on a conversion ratio described in the Partnership Agreement Amendment;

(iii) if we are the surviving entity and the consideration per common unit exceeds $10.00, continue to hold its preferred units; or

(iv) require us to redeem its preferred units at a price of $9.218573 per preferred unit, plus accrued and unpaid distributions to the date of such redemption (which redemption may be paid, in the sole discretion of the general partner, in cash or in common units, in accordance with the terms of the Partnership Agreement Amendment).

Voting

The preferred units have voting rights that are identical to the voting rights of the common units and shall vote with the common units as a single class, with each preferred unit being entitled to one vote for each common unit into which such preferred unit is convertible at the then-applicable Conversion Ratio, except that the preferred units (subject to certain exclusions) shall be entitled to vote as a separate class on any matter on which all unitholders are entitled to vote that adversely affects the rights, powers, privileges or preferences of the preferred units in relation to our other securities or as required by law. Subject to certain exceptions, (i) if (A) the three largest preferred unitholders, together with all affiliates of such preferred unitholders that hold preferred units, collectively constitute at least two-thirds (2/3) of the outstanding preferred units and (B) GSO COF II Holdings Partners (Facility) LP and Magnetar Financial LLC, and each of their respective affiliates, collectively own at least 35% of the outstanding preferred units, then the approval of at least two-thirds (2/3) of the outstanding preferred units (subject to certain exclusions) shall be required to approve any matter for which the preferred unitholders are entitled to vote as a separate class, and otherwise, (ii) the approval of a majority of the outstanding preferred units (subject to certain exclusions) shall be required to approve any matter for which the preferred unitholders are entitled to vote as a separate class (each of (i) and (ii), a “Voting Threshold”).

A Change of Control in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the preferred unitholders at the then-applicable Voting Threshold.

The preferred units have certain other limited voting rights that are described below in the section titled, “Provisions of our Partnership Agreement Relating to Cash Distributions—Limited Voting Rights.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC (“AST”) currently serves as transfer agent and registrar for the preferred units. Subsequent to the effectiveness of the registration statement of which this prospectus forms a part, the preferred units are expected to be made eligible for electronic transfer through the Depository Trust Company or another established clearing corporation. AST’s address is 6201 15th Avenue, Brooklyn, New York 11219, and AST’s phone number is (718) 921-8300.

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC serves as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to our common unitholders for disbursements of our cash distributions. We will indemnify each of the transfer agent, its agents and their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities, and any transfers of common units are subject to the laws governing the transfer of securities.

Class A Units

Class A units represent limited partner interests in us (the “Class A units”). The rights and obligations of Class A units are identical to the rights and obligations of common units except that the Class A units (i) do not have the right to vote on, approve or disapprove, or otherwise consent or not consent with respect to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law, (ii) do not share in (a) any income, gains, losses, deductions and credits which are attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH Acquisition Corp. (“IPCH”) and the membership interests of Crestwood Partners LLC (“Crestwood Partners”) or (b) any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Crestwood Partners, (iii) were not entitled to participate in the distribution of 56,398,707 Crestwood Midstream common units that we owned to common unitholders, pro rata and (iv) for each of the first ten quarters ending on or after March 31, 2014 after the end of the subordination period, are entitled to a distribution equal to $10.00 per Class A unit prior to the quarterly distributions of available cash to all unitholders.

Subordinated Units

The subordinated units represent limited partner interests in us. In connection with Crestwood Holdings’ acquisition of our general partner, and prior to the reverse unit split, we issued 4,387,889 subordinated units to Crestwood Gas Services Holdings LLC. The rights and obligations of the subordinated units are identical to the rights and obligations of common units except that the subordinated units are subordinate to common units with respect to distribution. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions to Preferred Units

The preferred units are entitled to the Preferred Distribution of $0.2111 per quarter, subject to certain adjustments described in the Partnership Agreement Amendment. During the Initial Distribution Period, the Preferred Distribution was paid, in the sole discretion of our general partner, in additional preferred units, in cash, or in a combination of additional preferred units and cash. Following the Initial Distribution Period, the Preferred Distribution must be paid in cash at the Distribution Amount, subject to the certain exceptions described under “Description of the Preferred Units—Distributions” above. We will not declare or make any distributions in respect of any Junior Securities (as defined in the Partnership Agreement Amendment and which includes our common units) or any Parity Securities (as defined in the Partnership Agreement Amendment), subject to certain limited exceptions, unless and until all accrued and unpaid distributions on the preferred units have been paid in full in cash.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for future distributions to our partners for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of the quarter. Working capital borrowings are generally borrowings that are made under our working capital facility and in all cases are used solely for working capital purposes or to pay distributions to partners;

provided, however, that available cash does not include any IPCH/Crestwood Partners Available Cash (as defined in our partnership agreement).

General Partner Interest

Our general partner is not entitled to distributions on its non-economic interest.

Class A Units

Class A units generally share in distributions of available cash, except Class A units do not share in (i) any income, gains, losses, deductions and credits which are attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Crestwood Partners or

(ii) any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Crestwood Partners. For each of the first ten quarters ending on or after March 31, 2014 after the end of the subordination period, Class A Units are entitled to a distribution equal to $10.00 per Class A unit prior to the quarterly distributions of available cash to all unitholders.

Subordinated Units

The subordinated units are entitled to receive distributions of available cash for a particular quarter only after each of our common units has received a distribution of at least $1.30 for that quarter. Our subordinated units convert to common units after our common units have received a cumulative distribution in excess of $5.20 during a consecutive four quarter period and its Adjusted Operating Surplus (as defined in the partnership agreement) exceeds the distribution on a fully dilutive basis.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

If the sale of our assets in liquidation would be impracticable or would cause undue loss, the sale may be deferred for a reasonable amount of time or the assets (except those necessary to satisfy liabilities) may be distributed to our limited partners in lieu of cash in the same manner as cash or proceeds of a sale would have been distributed.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Crestwood Equity Partners LP, a Delaware limited partnership, was organized on March 7, 2001 and will continue in existence until our dissolution in accordance with our partnership agreement.

On September 30, 2015, we completed the Merger with Crestwood Midstream under which Crestwood Midstream merged with a wholly-owned subsidiary of ours, with Crestwood Midstream surviving as our wholly-owned subsidiary.

Purpose

Our purpose under our partnership agreement is to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that our general partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”), and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that our general partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Internal Revenue Code of 1986, as amended). Our general partner has no obligation or duty to us, our limited partners or assignees of partnership interests to propose or approve, and in its discretion, may decline to propose or approve, the conduct by us of any business.

Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to our unitholders. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Voting Rights

Common units and preferred units

The following is a summary of the unitholder vote required for each of the matters specified below. Matters that require the approval of a “unit majority” require the approval of a majority of the common units and preferred units voting on an as-if converted basis.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right. Creation of any class of Senior Securities (as defined in the Partnership Agreement Amendment) requires approval of the preferred unitholders at the then-applicable Voting Threshold. Please read “—Issuance of Additional Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a majority of outstanding units. Certain other amendments require the approval of a super-majority of outstanding units. Certain amendments that impact the preferred units require approval of the preferred unitholders at the then-applicable Voting Threshold. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all substantially all of our assets

Majority of outstanding units. A Change of Control in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the preferred unitholders at the then-applicable Voting Threshold. Please read “—Merger, Sale or Other Disposition of Assets

Dissolution of our partnership	Majority of outstanding units. Please read “—Dissolution.”

Continuation of our business upon dissolution	Majority of outstanding units. Please read “—Dissolution.”

Election to be treated as a corporation for U.S. federal tax law purposes	Unanimous approval of the holders of the preferred units. Please read “—Amendment of the Partnership Agreement—Opinion of Counsel and Unitholder Approval.”

Withdrawal of our general partner	No approval right. Please read “—Transfer of General Partner Interest.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) (A) any person or group that acquires the units from our general partner or its affiliates and (B) any transferees of that person or group approved by our general partner or to (C) any person or group who acquires the units with the specific prior approval of our general partner, or (ii) (A) with respect to matters as to which the preferred units vote as a separate class and (B) with respect to matters as to which the preferred units vote together with the common units as a single class, provided that, such preferred unitholder would not beneficially own 20% or more of the common units, determined on an as-converted basis at the then-applicable Conversion Ratio.

Class A Units

Holders of Class A units do not have the right to vote on, approve or disapprove, or otherwise consent or not consent with respect to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, such limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company or limited partnership statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the common unitholders. However, the affirmative vote of the preferred unitholders at the then-applicable Voting Threshold is required prior to the creation of any class of Senior Securities.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests. The preferred unitholders, however, do have preemptive rights with respect to any Parity Securities (as defined in the Partnership Agreement Amendment).

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent our general partner, which consent may be given or withheld in its sole discretion. To adopt a proposed amendment, other than certain amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by a unit majority. In addition, the affirmative vote of the preferred unitholders at the then-applicable Voting Threshold is required prior to amending the partnership agreement in any manner that (i) alters or changes the rights, powers, privileges or preferences or duties and obligations of the preferred units in any material respect, (ii) subject to certain exceptions, increases or decreases the authorized number of preferred units, or (iii) otherwise adversely affects the preferred units, including the creation of any class of Senior Securities.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that, in the sole discretion of our general partner, is necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that, in the discretion of our general partner, is necessary or advisable in connection with the authorization of issuance of any class or series of partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that, in the discretion of our general partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any changes that, in the discretion of our general partner, are necessary or advisable as a result of a change in our fiscal year or taxable year including, if our general partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by us;

•	a merger or conveyance pursuant to which (i) our general partner has received an opinion of counsel that the merger or conveyance would not result in the loss of the limited liability of any limited partner or cause our partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of our partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in the partnership agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests (including the division of any class or classes of outstanding limited partner interests into different classes to facilitate uniformity of tax consequences within such classes of limited partner interests) or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading , compliance with any of which our general partner determines in its discretion to be in the best interests of our partnership and our limited partners;

•	are necessary or advisable in connection with any action taken by our general partner relating to a split, distribution, subdivision or combination of partnership securities; or

•	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

No Reduction of Voting Percentage Required to Take Action

Any amendment to the partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.

No Enlargement of Obligations

No amendment to our partnership agreement may (i) enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by the holders of not less than a majority of the outstanding partnership interests of the class affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without the consent of general partner, which consent may be given or withheld in its sole discretion, (iii) change the provision of the partnership agreement that provides for the dissolution of our partnership upon the election to dissolve our partnership by our general partner that is approved by the holders of a unit majority (the “Elective Dissolution Provision”) or (iv) change the term of our partnership or, except as set forth in the Elective Dissolution Provision, give any person the right to dissolve our partnership.

No Material Adverse Effect on Rights and Preferences

Except for certain amendments in connection with the merger or consolidation of our partnership and except for those amendments that may be effected by our general partner without the consent of limited partners as described above, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected, and to the extent such amendment would adversely affect any preferred unitholder in a disproportionate manner, consent of such preferred unitholder would also be required.

Opinion of Counsel and Unitholder Approval

Except as for those amendments that may be effected by our general partner without the consent of limited partners as described above, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law. However, unanimous approval of the holders of the preferred units is required prior to our making an election to be treated as a taxable entity for federal income tax purposes.

Further Restrictions on Amendments.

Except as for those amendments that may be effected by our general partner without the consent of limited partners as described above, the foregoing provisions described above relating to the amendment of our partnership agreement may only be amended with the approval of the holders of at least 90% of the outstanding units (provided that the approval rights of the preferred unitholders may only be amended with the approval of the then-applicable Voting Threshold).

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the consolidated assets we and our operating subsidiaries own in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination). Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our consolidated assets without the approval of a unit majority. Our partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without the approval of a unit majority.

If certain conditions specified in the partnership agreement are satisfied, our general partner may merge our partnership or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity.

A Change of Control in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the preferred unitholders at the then-applicable Voting Threshold.

Termination and Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the sale of all or substantially all of the assets and properties of our partnership and its subsidiaries, treated as a single consolidated entity;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•	the withdrawal, removal, bankruptcy or dissolution of our general partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and we receive a withdrawal opinion of counsel.

Upon (a) dissolution of our partnership following the withdrawal or removal of our general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) dissolution of our partnership upon the bankruptcy or dissolution of our general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute our partnership and continue its business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up its affairs. Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner by giving at least 90 days’ advance notice to the unitholders, such withdrawal to take effect on the date specified in such notice. Our general partner may voluntarily withdraw at any time by giving at least 90 days’ advance notice of its intention to withdraw to the limited partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one person and its affiliates (other than our general partner and its affiliates) own beneficially or of record or control at least 50% of the outstanding units.

If our general partner gives a notice of withdrawal, the holders of a unit majority, may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner. If, prior to the effective date of our general partner’s withdrawal, a successor is not selected by the unitholders or we do not receive a withdrawal opinion of counsel, we will be dissolved in accordance with our partnership agreement.

Our general partner may be removed if such removal is approved by the unitholders holding at least 66 2/3% of the outstanding units (including units held by our general partner and its affiliates). Any such action by such holders for removal of our general partner must also provide for the election of a successor general partner by the unitholders holding a unit majority (including units held by our general partner and its affiliates). Such removal will be effective immediately following the admission of a successor general partner pursuant to our partnership agreement. The right of the holders of outstanding units to remove the general partner will not exist or be exercised unless we have received a withdrawal opinion of counsel.

If our general partner withdraws or is removed, we are required to reimburse the departing general partner for all amounts due the departing general partner.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Crestwood Equity GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining limited partners interests of the class at a price not less than the then current market price.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.” In the event that our general partner or any affiliate of our general partner exercises its right to purchase all of the outstanding common units, it will result in the occurrence of a Cash COC Event, as described under “Description of the Preferred Units—Rights Upon a Change of Control” above.

Meetings; Voting

For purposes of determining the limited partners entitled to notice of or to vote at a meeting of limited partners or to give approvals without a meeting, our general partner may set a record date, which shall not be less than 10 nor more than 60 days before (i) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (ii) in the event that approvals are sought without a meeting, the date by which limited partners are requested in writing by our general partner to give such approvals. Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

If authorized by our general partner, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding limited partner interests (including limited partner interests deemed owned by our general partner) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Special meetings of limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding partnership securities of the class or classes for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding partnership securities of the class or classes for which a meeting has been called (including limited partner interests deemed owned by our general partner), represented in person or by proxy, will constitute a quorum.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” For a description of the voting rights of the Class A units, please read “—Voting Rights.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of common unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. This loss of voting rights does not apply (i) (A) to any person or group that acquires the units directly from our general partner or its affiliates, (B) to any transferees of that person or group approved by our general partner or (C) to any person or group who acquires the units with the specific prior approval of our general partner, or (ii) (A) with respect to matters as to which the preferred units vote as a separate class and (B) with respect to matters as to which the preferred units vote together with the common units as a single class, provided that, such preferred unitholder would not beneficially own 20% or more of the common units, determined on an as-converted basis at the then-applicable Conversion Ratio.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “—Limited Liability,” the common units and preferred units will be fully paid, and common unitholders and preferred unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify certain persons (each, an “Indemnitee”), to the fullest extent permitted by applicable law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee.

This indemnity is available only if the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, the best interests of us and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include (i) any general partner, (ii) any departing general partner, (iii) any person who is or was an affiliate of a general partner or any departing general partner, (iv) any person who is or was a member, partner, officer, director, employee, agent or trustee of us or our subsidiaries, a general partner or any departing general partner or any affiliate of any of our partnership or its subsidiaries, general partner or any departing general partner and (v) any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person. We will pay expenses subject to indemnity to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. We maintain a liability insurance policy on behalf of certain of the Indemnitees.

The limited liability company agreement of our general partner provides for the indemnification of affiliates of our general partner and members, managers, partners, officers, directors, employees, agents and trustees of our general partner or any affiliate of our general partner and such persons who serve at the request of our general partner as members, managers, partners, officers, directors, employees, agents, trustees and fiduciaries of any other enterprise against certain liabilities under certain circumstances.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable.

Reimbursement of Expenses

Our general partner does not receive any compensation for its services as our partnership’s general partner. Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other necessary or appropriate expenses allocable to us or otherwise reasonably incurred by our general partner in connection with operating our business. Our partnership agreement does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Under our partnership agreement, our general partner is entitled to determine in any reasonable manner in its sole discretion the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our common unitholders will depend on their cooperation in supplying us with specific information. Every common unitholder will receive information to assist such unitholder in determining its U.S. federal and state tax liability and in filing its U.S. federal and state income tax returns, regardless of whether such unitholder supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at such partner’s own expense, have furnished to it:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement, our certificate of limited partnership and related amendments and any powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as our general partner determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, subject to certain exceptions, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crestwood Equity GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

On September 30, 2015, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the selling unitholders and agreed to register the common units issuable upon conversion of the preferred units, including the common units issuable upon conversion of preferred units that we may issue as payment in kind to the selling unitholders. Also, pursuant to the Registration Rights Agreement, under certain limited circumstances, the selling unitholders have the option, by providing written notice to us, to require us to prepare and file a registration statement under the Securities Act to permit the public resale of the preferred units. In certain circumstances, the selling unitholders will have piggyback registration rights as described in the Registration Rights Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The tax consequences to you of an investment in our preferred units will depend in part on your own tax circumstances. The following discussion is limited as described under the caption “Material U.S. Federal Income Tax Consequences” as discussed below. You are urged to consult with your own tax advisor about the federal, state, local and non-U.S. tax consequences particular to your circumstances.

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective holders of preferred units who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to us, insofar as it relates to matters of federal income tax law and legal conclusions with respect to those matters. Other than as set forth in “Taxation of the Partnership—Partnership Status,” the tax consequences and opinions set forth below are based upon the expectation that the preferred units will be treated as partnership interests for federal income tax purposes. In addition, this section is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Crestwood Equity Partners LP and its subsidiaries.

This section does not address all federal income tax matters that affect us or the holders of our preferred units, such as the application of the alternative minimum tax. This section also does not address local taxes, state taxes, non-U.S. taxes, or other taxes that may be applicable, except to the limited extent that such tax consequences are addressed below under “—State Local and Other Tax Consequences.” Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, who do not materially participate in the conduct of our business activities and who hold such units as capital assets (typically, property that is held for investment). This section has limited applicability to corporations (including other entities treated as corporations for federal income tax purposes), partnerships (including other entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt entities, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each prospective unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) with respect to the Partnership’s classification as a partnership for federal income tax purposes or the consequences of owning our preferred units. We will rely on the opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

All statements of law and legal conclusions, but no statement of fact, contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) whether holders of preferred units will be treated as partners (please read “Tax Consequences of Unit Ownership—Limited Partner

Status”); (2) the treatment of a holder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”), and (4) whether distributions with respect to the preferred units will be treated as unrelated business taxable income (please read “Tax-Exempt Organizations and Other Investors.”)

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our preferred unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units. Please read “—Tax Consequences of Unit Ownership—Treatment of Distributions” and “—Disposition of Units”).

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) interest, (ii) dividends, (iii) real property rents within the meaning of Section 856(d) of the Code, as modified by Section 7704(d)(3) of the Code, (iv) gains from the sale or other disposition of real property, (v) income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof) or the marketing of any “mineral or natural resource,” and (vi) gains from the sale or disposition of a capital asset (or property described in Section 1231(b) of the Code) held for the production of qualifying income. We estimate that less than 5 percent of our current gross income is not qualifying income; however, this estimate could change from time to time.

Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes and each of our limited liability company and partnership operating subsidiaries (other than Crestwood Gas Services GP LLC) will be treated as a partnership or will be disregarded as an entity separate from us. In rendering its opinion, Vinson & Elkins L.L.P. has relied on the factual representations made by us and our general partner, including, without limitation:

•	Neither we nor any of our partnership or limited liability company operating subsidiaries (other than Crestwood Gas Services GP LLC) has elected or will elect to be treated as a corporation for federal income tax purposes;

•	For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as the aggregate amount of our liabilities does not exceed the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative or legislative action or judicial interpretation at any time. From time to time, members of the U.S. Congress have proposed and considered substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for federal income tax purposes.

In addition, on January 24, 2017, final regulations regarding which activities give rise to qualifying income (the “Final Regulations”) within the meaning of Section 7704 of the Code were published in the Federal Register. The Final Regulations are effective as of January 19, 2017, and apply to taxable years beginning on or after January 19, 2017. We do not believe the Final Regulations affect our ability to qualify as a publicly traded partnership.

However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units. If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our unitholders.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s adjusted tax basis in its units (determined separately for each unit), and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

The tax treatment of our preferred units is uncertain because there is no direct controlling authority with respect to interests such as the preferred units. As such, Vinson & Elkins L.L.P. is unable to opine as to the tax treatment of our preferred units. Although the IRS may disagree with this treatment, we will treat our preferred units as partnership interests and the holders of our preferred units as partners. If the preferred units are not partnership interests, they would likely constitute indebtedness for federal income tax purposes and distributions on the preferred units would constitute interest income to the holders of preferred units. The remainder of this discussion is consistent with our expectation that the preferred units constitute partnership interests for federal income tax purposes.

For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Holders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” and “—Administrative Matters—Information Returns and Audit Procedures,” and assuming, our general partner does not make an election for us to be taxed as a corporation as a result of a change in tax law, with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A partner’s tax basis in its units (including preferred units) initially will be the amount paid for those units. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, any decreases in its share of our liabilities, and the amount of any excess business interest allocated to the unitholder. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease such unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon such unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.” We do not allocate any share of our nonrecourse liabilities to our preferred units.

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our nonrecourse liabilities described above) may cause a unitholder to recognize ordinary income if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange will generally result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A holder of preferred units will only be allocated loss to the extent the capital accounts of the unitholders (other than the preferred units) have been reduced to zero. Although it is not anticipated that a holder of preferred units would be allocated loss, the deductibility of any such losses may be limited for various reasons. In addition, if you own other interests in the Partnership which may be allocated loss, the deductibility of such losses is also generally subject to limitations (including the passive loss limitations).

For taxpayers other than corporations in taxable years beginning after December 31, 2017, and before January 1, 2026, an “excess business loss” limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000 or $500,000 for taxpayers filing a joint return. Disallowed excess business losses are treated as a net operating loss carryover to the following tax year. Any losses we generate that are allocated to a unitholder and not otherwise limited by the basis, at risk, or passive loss limitations will be included in the determination of such unitholder’s aggregate trade or business deductions. Consequently, any losses we generate that are not otherwise limited will only be available to offset a unitholder’s other trade or business income plus an amount of non-trade or business income equal to the applicable threshold amount. Thus, except to the extent of the threshold amount, our losses that are not otherwise limited may not offset a unitholder’s non-trade or business income (such as salaries, fees, interest, dividends and capital gains). This excess business loss limitation will be applied after the passive activity loss limitation.

In the event that you are allocated loss as a holder of a preferred units or any other interest in us, please consult your tax advisor as to the application of any limitation to the deductibility of that loss.

Limitations on Interest Deductions

In general, we are entitled to a deduction for interest paid or accrued on indebtedness properly allocable to our trade or business during our taxable year. However, our deduction for this “business interest” is limited to the sum of our business interest income and 30% of our “adjusted taxable income.” For the purposes of this limitation, our adjusted taxable income is computed without regard to any business interest or business interest income, and in the case of taxable years beginning before January 1, 2022, any deduction allowable for depreciation, amortization, or depletion. This limitation is first applied at the partnership level and any deduction for business interest is taken into account in determining our non-separately stated taxable income or loss. Then, in applying this business interest limitation at the partner level, the adjusted taxable income of each of our unitholders is determined without regard to such unitholder’s distributive share of any of our items of income, gain, deduction, or loss and is increased by such unitholder’s distributive share of our excess taxable income, which is generally equal to the excess of 30% of our adjusted taxable income over the amount of our deduction for business interest for a taxable year.

To the extent our deduction for business interest is not limited, we will allocate the full amount of our deduction for business interest among our unitholders in accordance with their percentage interests in us. To the extent our deduction for business interest is limited, the amount of any disallowed deduction for business interest will also be allocated to each unitholder in accordance with their percentage interest in us, but such amount of “excess business interest” will not be currently deductible. Subject to certain limitations and adjustments to a unitholder’s basis in its units, this excess business interest may be carried forward and deducted by a unitholder in a future taxable year.

In addition to this limitation on the deductibility of a partnership’s business interest, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, our partnership agreement authorizes us to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, our partnership agreement authorizes us to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Please read “—Administrative Matters—Information Returns and Audit Procedures”. Each holder of preferred units is urged to consult its tax advisor to determine the consequences to them of any tax payment we make on its behalf.

Allocation of Income, Gain, Loss and Deduction

Prior to allocating net income or net loss allocations among our unitholders, holders of preferred units will be allocated items of our gross income or gain intended to equal the amount of cash actually distributed in respect of each such holder’s preferred units, until the aggregate amount of such items allocated to such holder equal the cumulative amount of all cash distributions made to the holders of preferred units. Such gross income allocated to the preferred units will generally be equal to the amount of cash such holders receive in a taxable year.

Thereafter, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our holders of units other than preferred units in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated among all of our unitholders (other than preferred units) in accordance with their percentage interests in us to the extent of their positive capital account balances. Holders of our preferred units generally will not be allocated net loss so long as the holders of units other than preferred units have positive capital account balances.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a unitholder’s share of an item will be determined on the basis of the unitholder’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the unitholder’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are the subject of a securities loan (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss as a result of such deemed disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the lending unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. A unitholder desiring to assure its status as a partner and avoid the risk of income recognition from a loan of its units is urged to modify any applicable brokerage account agreements to prohibit its brokers from borrowing and lending its units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 37% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes guaranteed payments, a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

For taxable years beginning after December 31, 2017 and ending on or before December 31, 2025, an individual unitholder is entitled to a deduction equal to 20% of his or her allocable share of our “qualified publicly traded partnership income.” For purposes of this deduction, our “qualified publicly traded partnership income” is equal to the sum of:

•	the net amount of our U.S. items of income, gain, deduction, and loss to the extent such items are included or allowed in the determination of taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made to the unitholder for services rendered to the Partnership; and

•	any gain recognized upon a disposition of our units to the extent such gain is attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” and is thus treated as ordinary income under Section 751 of the Code.

Although we expect that much of the income we earn is generally eligible for the 20% deduction for qualified publicly traded partnership income and we expect the holders of preferred units to be treated as being allocated a share of that gross income, it is uncertain whether a guaranteed payment for the use of capital may constitute an allocable or distributive share of such income. As a result, if the IRS were to determine that payments made with respect to our preferred units constituted guaranteed payments for the use of capital, such guaranteed payment may not be eligible for the 20% deduction for qualified publicly traded partnership income.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each holder of preferred units will be required to include in its tax return its share of our income, gain, loss and deduction, for each taxable year ending within or with its taxable year. A holder of preferred units that has a taxable year ending on a date other than December 31 and that disposes of all its units following the close of our taxable year but before the close of its taxable year will be required to include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Disposition of Units

Recognition of Gain or Loss

A holder of preferred units will be required to recognize gain or loss on a sale of such units equal to the difference between the holder’s amount realized and tax basis in the units sold. A holder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives for the unit. Gain or loss recognized by a holder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests (presumably including both common units and preferred units). Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling partner who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred.

Thus, according to the ruling discussed in the paragraph above, a partner will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A partner electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A partner considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Recognition of Gain or Loss on Redemption

The receipt by a unitholder of amounts in redemption of their preferred units generally will result in the recognition of taxable gain to the unitholder for federal income tax purposes only if and to the extent the amount of redemption proceeds received exceeds their tax basis in all the units (including common units and preferred units) held by them immediately before the redemption. Any such redemption of preferred units would result in the recognition of taxable loss to the holder for federal income tax purposes only if the holder does not hold any other units (including common units and preferred units) immediately after the redemption and the unitholder’s tax basis in the redeemed preferred units exceeds the amounts received by the unitholder in redemption thereof. Any taxable gain or loss recognized under the foregoing rules would be treated in the same manner as taxable gain or loss recognized on a sale of preferred units as described above in “Disposition of Units—Recognition of Gain or Loss on Sale.”

Allocations between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the holders of our units (including preferred units) in proportion to the number of common units and preferred units owned by each of them as of the opening of the applicable exchange on the first business day of the month. As a result, a holder of preferred units transferring preferred units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, existing Treasury Regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor holders of our units (including preferred units). If the IRS determines that this method is not allowed under the Treasury Regulations our taxable income or losses could be reallocated among our holders of our units. Under our partnership agreement, we are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the Treasury Regulations.

A holder of preferred units who disposes of preferred units prior to the record date set for a Preferred Distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition (and any other month during the quarter to which such Preferred Distribution relates and the holder held such preferred units on the first day of such month) but will not be entitled to receive the Preferred Distribution for that period.

Notification Requirements

A unitholder who sells or exchanges any of its units (including preferred units) is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Tax-Exempt Organizations and Other Investors

Ownership of our units (including preferred units) by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective holders of preferred units that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income, or UBTI. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt holder. Tax-exempt unitholders with more than one unrelated trade or business (including by attribution from the Partnership to the extent it is engaged in one or more unrelated trade or business) are required to separately compute their unrelated business taxable income with respect to each unrelated trade or business (including for purposes of determining any net operating loss deduction). As a result, it may not be possible for tax-exempt unitholders to utilize losses from an investment in the Partnership to offset unrelated business taxable income from another unrelated trade or business and vice versa.

We will treat distributions on the preferred units as distributions to a partner. However, the IRS may determine that distributions constitute guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax exempt investors is not certain because there is no direct controlling authority on such treatment. Such payments may be treated as UBTI for federal income tax purposes and Vinson & Elkins L.L.P. is unable to opine with respect to whether such payments constitute UBTI for federal income tax purposes. If you are a tax-exempt entity, you should consult your tax advisor with respect to the consequences of owning our preferred units.

Non-U.S. Unitholders are taxed by the United States on effectively connected income and on certain types of U.S.-source non-effectively connected income (such as dividends and guaranteed payments), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder will be considered to be engaged in business in the United States because of its ownership of our units. Furthermore, it is probable that Non-U.S. Unitholders will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of any applicable tax treaty. Consequently, each Non-U.S. Unitholder will be required to file federal tax returns to report its share of our income, gain, loss or deduction or their share of income from guaranteed payments and pay federal income tax on its share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for these withholding taxes.

In addition, if a Non-U.S. Unitholder is classified as a non-U.S. corporation, it will be treated as engaged in a United States trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit (including a preferred unit) will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Gain realized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business to the extent that gain that would be recognized upon a sale by the partnership of all of its assets would be “effectively connected” with a U.S. trade or business. Thus, all of a Non-U.S. Unitholder’s gain from the sale or other disposition of our units would be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership units regularly traded on an established securities market will not prevent a Non-U.S. Unitholder from being subject to U.S. federal income tax on gain from the sale or disposition of its units to the extent such gain is effectively connected with a U.S. trade or business. We expect substantially all of the gain from the sale or disposition of our units to be treated as effectively connected with a U.S. trade or business.

Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person, and we are required to deduct and withhold from the transferee amounts that should have been withheld by the transferees but were not withheld. Because the “amount realized” includes a partner’s share of the partnership’s liabilities, 10% of the amount realized could exceed the total cash purchase price for the units. For this and other reasons, the IRS has suspended the application of this withholding rule to open market transfers of interest in publicly traded partnerships, pending promulgation of regulations that address the amount to be withheld, the reporting necessary to determine such amount and the appropriate party to withhold such amounts, but it is not clear if or when such regulations will be issued.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each holder of preferred units, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. Notwithstanding the rules described above under “—Basis of Units” requiring aggregation of partnership interests purchased in separate transactions, you may receive two Schedules K-1 if you hold units and preferred units due to administrative reporting limitations.

In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly-traded partnerships are treated as entities separate from its owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our general partner, unitholders and former unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity.

Generally, we expect to elect to have our general partner, unitholders and former unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable or if it is not economical to have our general partner, unitholders and former unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our then current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties or interest, our cash available for distribution to our unitholders might be substantially reduced and our current and former unitholders may be required to indemnify us for any taxes (including any applicable penalties and interest) resulting from such audit adjustments that were paid on such unitholders’ behalf. These rules are not applicable for taxable years beginning on or prior to December 31, 2017. Congress has proposed changes to the Bipartisan Budget Act, and we anticipate that amendments may be made. Accordingly, the manner in which these rules may apply to us in the future is uncertain.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Code will no longer require that we designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, we will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate our general partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodic gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

Generally, these rules apply to current payments of FDAP Income and will apply to payments of relevant Gross Proceeds made on or after January 1, 2019. Thus, to the extent we have FDAP Income or we have Gross Proceeds on or after January 1, 2019 that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), a unitholder that is a foreign financial institution or certain other non-U.S. entity, or a person that holds its units through such foreign entities, may be subject to withholding on distributions they receive from us, or its distributive share of our income, pursuant to the rules described above.

Each prospective unitholder should consult its own tax advisors regarding the potential application of these withholding provisions to its investment in our units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a non-U.S. person;

•	a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Each broker and financial institution is required to furnish additional information, including whether such broker or financial institution is a U.S. person and specific information on preferred units such broker or financial institution acquires, holds or transfers for its own account. A penalty of per failure, with a significant maximum penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Consequences

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We conduct business or own property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider its potential impact on its investment in us.

A unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, though such unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction’s filing and payment requirement. Further, a unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such unitholder. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of an investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as federal tax returns that may be required of it. We have not received an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We are registering the securities described in this prospectus to permit the resale of these securities by the selling unitholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling unitholders of the securities.

The selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of its sales. The selling unitholders may make sales of the preferred units from time to time through one or more methods specified herein or through a combination of any of such methods or any other method permitted pursuant to applicable law. Such offers and sales may be made directly to purchasers, through underwriters, to dealers, or through agents, on any securities exchange on which the preferred units are then listed, at prices and under terms prevailing at the time of the sale, at prices related to the then current market price if any, at fixed prices, at varying prices determined at the time of sale, or at privately negotiated prices. These prices will be determined by the holders of the securities or by agreement between the holders and any underwriters or broker-dealers who may receive fees or commissions in connection with the sale. The preferred units are generally convertible into our common units at a ratio of ten preferred units to one common unit, subject to certain adjustments and minimum conversion amounts. Please see “Description of the Preferred Units—Conversion.” Accordingly, until such time that the preferred units are listed on a securities exchange, we expect that the prices for any such offers and sales will be determined primarily based on the underlying price of our common units, as well as a number of factors including our historical results, the current nature of our assets and operations, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets and other markets at the time of the offering, and such other factors as the holders of the preferred units deem relevant. Our common units trade on the NYSE under the symbol “CEQP.” The last reported sales price of our common units on the NYSE on May 2, 2018 was $28.55 per common unit. The selling unitholders may offer and sell some or all of the preferred units included in this prospectus by or through a broker-dealer in one or more, or a combination, of the following methods, without limitation:

•	purchases by the broker-dealer as principal, and resale by the broker-dealer for its account;

•	a block trade in which the broker-dealer may attempt to sell the units as agent, but may resell all or a portion of the block as principal in order to facilitate the transaction;

•	in a public auction;

•	transactions in which a broker-dealer may agree with the selling unitholders to sell a specified number of such units at a stipulated price per unit;

•	transactions in which the broker-dealer as agent solicits purchasers and ordinary brokerage transactions by the broker-dealer as agent;

•	an offering at other than a fixed price on or through the facilities of any securities exchange on which the preferred units are listed or to or through a market maker other than on that securities exchange; and

•	any other method permitted pursuant to applicable law.

The selling unitholders may also directly make offers to sell some or all of the preferred units included in this prospectus to, or solicit offers to purchase such preferred units from, purchasers from time to time. If required, the prospectus supplement related to any such offering by the selling unitholders will set forth the terms of such offering.

If the selling unitholders use one or more underwriters in the sale, the underwriters will acquire the securities for their own account, and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered and sold to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. In connection with those sales, underwriters may be deemed to have received compensation from the selling unitholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the preferred units for which they may act as agents. Underwriters may resell preferred units to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for which they may act as agents. The prospectus supplement related to any such offering will include any required information about underwriting compensation to be paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with such offering. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any of the securities are purchased.

From time to time, the selling unitholders may sell the preferred units included in this prospectus to one or more dealers acting as principals. If required, the prospectus supplement related to any such offering will name such dealers as selling unitholders, and will include information about any compensation paid to the dealers, in such offering. The dealers, which may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell the preferred units to purchasers.

A selling unitholder may sell the preferred units it holds using a public auction process in which the public offering price and the allocation of the preferred units will be determined through an auction conducted by an auction agent. The auction process may involve a modified “Dutch auction” mechanic in which the auction agent (and potentially other brokers) will receive and accept bids from bidders at either a minimum bid price or at price increments in excess of the minimum bid price. The auction agent and any such other brokers may be the underwriters of the offering or their affiliates. After the auction closes and those bids become irrevocable, the auction agent will determine the clearing price for the sale of the preferred units offered in the auction, and subject to agreement between the selling unitholders and the underwriter or underwriters to proceed with the offering, the preferred units will be allocated to winning bidders by the underwriter or underwriters. If the selling unitholder use a public auction process to sell the preferred units, a more detailed description of the procedures to be used in connection with any such auction will be set forth in a pricing supplement to this prospectus.

The selling unitholders may designate broker-dealers as agents from time to time to solicit offers from purchasers to purchase the preferred units included in this prospectus, or to sell such preferred units in ordinary brokerage transactions, on their behalf. If required, the prospectus supplement related to any such offering will name such agents, and will include information about any commissions paid to the agents in such offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act in such offering.

The selling unitholders or their respective underwriters, broker-dealers, or agents may make sales of the preferred units that are deemed to be an at-the-market offering as defined in Securities Act Rule 415, which includes sales of such preferred units made directly on or through any securities exchange on which the preferred units are listed, the existing trading market for the preferred units if any, or in the over-the-counter market or otherwise.

We have agreed to indemnify in certain circumstances the selling unitholders of the preferred units covered by the registration statement, against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act. The selling unitholders have agreed to indemnify us in certain circumstances against certain liabilities to which we may become subject in connection with the sale of such securities, including liabilities arising under the Securities Act. We and the selling unitholders may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

We have agreed to pay the expenses of the registration of the preferred units offered and sold by the selling unitholders under the registration statement, including, but not limited to, all registration and filing fees, fees and expenses of our counsel and accountants, and reasonable fees and expenses of one counsel for the selling unitholders. The selling unitholders will pay any underwriting discounts and commissions applicable to the preferred units sold by such selling unitholders.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because the Financial Industry Regulatory Authority (“FINRA”) views our preferred units as interests in a direct participation program, any offering of preferred units under the registration statement of which this prospectus forms a part will be made in compliance with FINRA Rule 2310.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time. These transactions may be effected on or through any securities exchange on which the preferred units are listed, the existing trading market for the preferred units if any, or in the over-the-counter market or otherwise.

SELLING UNITHOLDERS

This prospectus relates to 71,257,445 preferred units that we have issued to the selling unitholders identified below, or their transferees, assignees or other successors-in-interest that may be named in any supplement to this prospectus. On September 30, 2015, in connection with the Merger, the selling unitholders listed in this prospectus received 59,345,672 preferred units, with additional preferred units subsequently issued. On November 23, 2015, we effected a reverse unit split at the ratio of 1-for-10, which proportionally adjusted the conversion ratio of the preferred units, so that the 71,257,445 preferred units currently outstanding are convertible into 7,125,745 common units, with fractional units rounded to the nearest whole unit. There are no conditions within the selling unitholders’ control with respect to their obligation to purchase such additional preferred units from us.

The following table sets forth information about the maximum number of preferred units that may be offered from time to time by each selling unitholder under this prospectus. The selling unitholders identified below may currently hold or acquire at any time preferred units in addition to those registered hereby. In addition, the selling unitholders identified below may sell, transfer, assign or otherwise dispose of some or all of their preferred units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of preferred units that will be held by the selling unitholders upon termination of this offering. Information concerning the selling unitholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

To our knowledge, except as noted below, none of the selling unitholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of units and, pursuant to the Board Representation and Standstill Agreement, dated September 30, 2015, among us, our general partner and the selling unitholders named in this prospectus, (i) their option to appoint a single representative, in a non-voting observer capacity, to attend all meetings of the board of directors of our general partner, subject to certain exceptions, and (ii) their right to designate a person to serve on the board of directors of our general partner, if we fail to pay certain cash distributions as required pursuant to our amended partnership agreement. Because each selling unitholder may sell all or a portion of the preferred units registered hereby, we cannot currently estimate the number or percentage of preferred units that each selling unitholder will hold upon completion of the applicable offering.

None of the selling unitholders is a broker-dealer registered under Section 15 of the Exchange Act, or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act, except that each of GSO COF II Holdings Partners (Facility) LP, Oppenheimer Steelpath MLP Income Fund, Oppenheimer Steelpath MLP Select 40 Fund and GE Structured Finance, Inc. is an affiliate of a broker-dealer registered under Section 15 of the Exchange Act. Each of GSO COF II Holdings Partners (Facility) LP, Oppenheimer Steelpath MLP Income Fund, Oppenheimer Steelpath MLP Select 40 Fund and GE Structured Finance, Inc. certifies that it purchased the preferred units in the ordinary course of business, and, at the time of the purchase of such securities, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

We have prepared the table and the related notes based on information supplied to us by the selling unitholders on or prior to May 2, 2018. We have not sought to verify such information. Other information about the selling unitholders may change over time.

Selling Unitholder	Preferred Units Beneficially Owned	Maximum Number of Preferred Units to be Sold Pursuant to this Prospectus	Percentage of Preferred Units Beneficially Owned Following the Offering(1)(2)(3)
Atlas Point Energy Infrastructure Fund, LLC(4)	3,286,843	3,286,843	*
Blackwell Partners LLC(5)	585,026	585,026	*
Compass HTV LLC(5)	937,262	937,262	*

Selling Unitholder	Preferred Units Beneficially Owned	Maximum Number of Preferred Units to be Sold Pursuant to this Prospectus	Percentage of Preferred Units Beneficially Owned Following the Offering(1)(2)(3)
DuPont Pension Trust(6)	799,798	799,798	*
Foxhill Opportunity Fund LP	54,780	54,780	*
GE Structured Finance, LLC(7)(8)(9)	2,269,188	2,269,188	*
GSO COF II Holdings Partners (Facility) LP(10)(11)(12)	20,142,938	20,142,938	*
Hipparchus Fund LP(5)	189,871	189,871	*
Magnetar Andromeda Select Fund LLC(5)	471,971	471,971	*
Magnetar Capital Fund II LP(5)	801,688	801,688	*
Magnetar Constellation Fund IV LLC(5)	1,310,603	1,310,603	*
Magnetar Global Event Driven Fund LLC(5)	582,845	582,845	*
Magnetar Structured Credit Fund, LP(5)	1,569,708	1,569,708	*
MTP Energy CM LLC(5)	6,120,050	6,120,050	*
MTP Energy Master Fund Ltd(5)	11,799,661	11,799,661	*
MTP Energy Opportunities Fund LLC(5)	3,698,874	3,698,874	*
Oppenheimer Steelpath MLP Income Fund(13)(14)	2,867,201	2,867,201	*
Oppenheimer Steelpath MLP Select 40 Fund(15)(16)	2,867,200	2,867,200	*
Saint Francis Hospital Inc.(17).	777,185	777,185	*
Spectrum Opportunities Fund LP(5)	132,547	132,547	*
State Street Bank & Trust Company for the benefit of Thrivent Balanced Income Plus Fund(18)	7,200	7,200	*
State Street Bank & Trust Company for the benefit of Thrivent Balanced Income Plus Portfolio(18)	9,000	9,000	*
State Street Bank & Trust Company for the benefit of Thrivent Diversified Income Plus Fund(18)	97,000	97,000	*
State Street Bank & Trust Company for the benefit of Thrivent Diversified Income Plus Portfolio(18)	73,000	73,000	*
State Street Bank & Trust Company for the benefit of Thrivent High Yield Fund(18)	117,567	117,567	*
State Street Bank & Trust Company for the benefit of Thrivent High Yield Portfolio(18)	135,266	135,266	*
State Street Bank & Trust Company for the benefit of Thrivent Multidimensional Income Fund(18)	10,535	10,535	*
State Street Bank & Trust Company for the benefit of Thrivent Multidimensional Income Portfolio(18)	10,535	10,535	*
State Street Bank & Trust Company for the benefit of Thrivent Opportunity Income Plus Fund(18)	27,500	27,500	*
State Street Bank & Trust Company for the benefit of Thrivent Opportunity Income Plus Portfolio(18)	5,423	5,423	*

Selling Unitholder	Preferred Units Beneficially Owned	Maximum Number of Preferred Units to be Sold Pursuant to this Prospectus	Percentage of Preferred Units Beneficially Owned Following the Offering(1)(2)(3)
Tannenbaum Strategic Credit LLC(19)	219,123	219,123	*
The William K. Warren Foundation(20)	164,341	164,341	*
The William K. Warren Medical Research Center, Inc.(21).	54,780	54,780	*
Thornburg Investment Income Builder Fund(22)	2,166,596	2,166,596	*
Thornburg Strategic Income Fund(23)	320,654	320,654	*
Turais B Energy, Inc.(24).	6,573,686	6,573,686	*

*	Less than 1%.
1.	Based on 71,257,445 preferred units outstanding as of May 2, 2018.
2.	Assumes that the selling unitholders will sell all of the preferred units offered pursuant to this prospectus. We cannot assure you that the selling unitholders will sell all or any of the preferred units.
3.	Pursuant to Rule 416 of the Securities Act, this registration statement also shall cover any additional preferred units that become issuable, in connection with the preferred units registered for resale hereby, as a result of any unit distribution, split, combination or similar transaction or conversion on a greater than ten to one basis.
4.	Paul McPheeters, Adam Karpf, Christopher Linder and Lance Marr have shared voting and investment power over the preferred units owned by Atlas Point Energy Infrastructure Fund, LLC.
5.	Magnetar Financial LLC serves as investment adviser (or sole owner or member of such investment advisor) to the selling unitholder. In such capacity, Magnetar Financial LLC may exercise voting and investment power over the preferred units listed on the preceding table held by the selling unitholder. Alec N. Litowitz is a natural person who ultimately may be deemed to have voting and investment power over the preferred units listed on the preceding table held by the selling unitholder.
6.	DuPont Capital Management Corp. has sole voting and investment power over the preferred units owned by DuPont Pension Trust.
7.	General Electric Company, GE Capital Global Holdings, LLC, GE Capital US Holdings, Inc., EFS-L Inc., Full Service Leasing Corp. and SFG XXVII Inc. have shared investment power over the preferred unit registrable securities. GE Structured Finance, LLC is owned by each of EFS-L, Inc., Full Service Leasing Corp., and SFG XXVII Inc., each of which is wholly-owned by GE Capital US Holdings, Inc. GE Capital US Holdings, Inc. is wholly-owned by GE Capital Global Holdings, LLC. GE Capital Global Holdings, LLC is wholly-owned by General Electric Company, a publicly traded company listed on the New York Stock Exchange.
8.	GE Structured Finance, LLC is an affiliate of GE Capital Markets, Inc., which is an entity under common control with GE Structured Finance, LLC by GE Capital US Holdings, Inc.
9.	In December 2017, GE Structured Finance, LLC (“GE”) made an indirect investment in preferred units (“Niobrara Preferred Units”) in Crestwood Niobrara LLC (“Crestwood Niobrara”), a subsidiary of Crestwood Midstream Partners LP (“CMLP”). The investment was made by GE, along with certain partners, through a holding company, CN Jackalope Holdings, LLC. As referenced in the Partnership’s 8-K filing on January 4, 2018 and subsequent 10-K filing, the Niobrara Preferred Units are convertible to common units in Crestwood Niobrara before December 2021. Beginning in December 2021, CMLP can elect to cause Crestwood Niobrara to redeem the Niobrara Preferred Units with cash or Partnership common units. Beginning in December 2022, CN Jackalope Holdings, LLC has several options to cause Crestwood Niobrara to redeem the Niobrara Preferred Units in exchange for cash or Partnership common units or a combination thereof. Upon such an election, CMLP will have the right, subject to certain exceptions and limitations, to elect to acquire all outstanding Niobrara Preferred Units in exchange for Partnership common units or to cause Crestwood Niobrara to redeem all outstanding Niobrara Preferred Units in exchange for cash or to effect a combination thereof.

In addition to the foregoing, following certain change of control transactions, CN Jackalope Holdings, LLC may also elect to require Crestwood Niobrara to redeem its Niobrara Preferred Units at a price as calculated in accordance with the Crestwood Niobrara LLC Agreement. Upon such an election, CMLP will determine, subject to certain exceptions and limitations, if the consideration for the Niobrara Preferred Units will consist of cash, Partnership common units, or a combination thereof. Pursuant to the Crestwood Niobrara LLC Agreement, CMLP will serve as the managing member of Crestwood Niobrara. However, certain actions require the unanimous consent of the members.
10.	GSO COF II Holdings Partners (Facility) LP is an affiliate of Blackstone Advisory Partners L.P., which is an entity under common control with GSO COF II Holdings Partners (Facility) LP by The Blackstone Group L.P.
11.	GSO COF II Holdings Partners (Facility) LP is the direct holder of the preferred units. GSO Capital Opportunities Associates II (Facility) LLC is the general partner of GSO COF II Holdings Partners (Facility) LP. GSO Capital Opportunities Fund II L.P. is the sole member of GSO Capital Opportunities Associates II (Facility) LLC. GSO Capital Opportunities Associates II LP is the general partner of GSO Capital Opportunities Fund II L.P. The general partners of GSO Capital Opportunities Associates II LP are GSO Capital Opportunities Associates II (Delaware) LLC and GSO Capital Opportunities Associates II (Cayman) Ltd. GSO Holdings I L.L.C. is the managing member of GSO Capital Solutions Associates II (Delaware) LLC and a shareholder of GSO Capital Opportunities Associates II (Cayman) Ltd. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to these preferred units. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is controlled by Stephen A. Schwarzman, one of its founders. Each of Bennett J. Goodman and J. Albert Smith III is an executive of GSO Holdings I L.L.C. and may be deemed to have shared voting power and/or investment power with respect to these preferred units. Each of the foregoing individuals and entities disclaims beneficial ownership of the preferred units directly held by GSO COF II Holdings Partners (Facility) LP (other than GSO COF II Holdings Partners (Facility) LP to the extent of its direct holdings).
12.	Other funds and/or accounts managed, advised or sub-advised by GSO Capital Partners LP (or one of its affiliates) (“GSO”) currently hold or in the last three years have held an investment in broadly syndicated term loans of Crestwood Holdings LLC, an affiliate of the Partnership. GSO is an affiliate of GSO COF II Holdings Partners (Facility) LP. In addition, funds and/or accounts managed, advised or sub-advised by GSO held investments in Crestwood Midstream Partners, LP prior to that entity’s merger with the Partnership.
13.	OFI Steelpath, Inc. serves as the investment advisor for Oppenheimer Steelpath MLP Income Fund and has sole voting and investment power with respect to the preferred units owned by Oppenheimer Steelpath MLP Income Fund.
14.	Oppenheimer Steelpath MLP Income Fund is an affiliate of a registered broker-dealer. Oppenheimer Funds Distributor, Inc. is a broker-dealer that is an affiliate of OFI Steelpath, Inc, (the investment advisor to Oppenheimer Steelpath MLP Income Fund). OFI Steelpath Inc. and Oppenheimer Funds Distributor Inc. are both wholly owned by Oppenheimer Acquisition Corp.
15.	OFI Steelpath, Inc. serves as the investment advisor for Oppenheimer Steelpath MLP Select 40 Fund and has sole voting and investment power with respect to the preferred unit registrable securities and other securities owned by Oppenheimer Steelpath MLP Select 40 Fund.
16.	Oppenheimer Steelpath MLP Select 40 Fund is an affiliate of a registered broker-dealer. Oppenheimer Funds Distributor, Inc. is a broker-dealer that is an affiliate of OFI Steelpath, Inc, (the investment advisor to Oppenheimer Steelpath MLP Select 40 Fund). OFI Steelpath Inc. and Oppenheimer Funds Distributor Inc. are both wholly owned by Oppenheimer Acquisition Corp.
17.	Mark Buntz, Investment Advisor, has sole investment and voting power over the preferred units owned by St. Francis Hospital Inc. securities.
18.	State Street Bank & Trust Company has sole investment and voting power over the preferred units reported as beneficially owned.

19.	Tannenbaum Strategic Credit LLC, Brian Walter and Len Tannenbaum have shared investment and voting power over the preferred units owned by Tannenbaum Strategic Credit LLC.
20.	Mark Buntz, Chief Financial Officer, has sole investment and voting power over the preferred units owned by The William K. Warren Foundation registrable securities.
21.	Mark Buntz has sole investment and voting power over the preferred units owned by The William K. Warren Medical Research Center, Inc.
22.	Thornburg Investment Management on behalf of Thornburg Investment Income Builder Fund has sole investment and voting power over the preferred units.
23.	Thornburg Investment Management on behalf of Thornburg Strategic Income Fund has sole investment and voting power over the preferred units.
24.	Luminus Management LLC is the investment manager to Turais B Energy Inc., and Jonathan Barrett may be deemed beneficial owner with sole voting and investment power over the preferred units held by Turais B Energy Inc.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for the selling unitholders by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of Crestwood Equity Partners LP appearing in Crestwood Equity Partners LP’s Annual Report on Form 10-K for the year ended December 31, 2017, including schedules appearing therein, and the effectiveness of Crestwood Equity Partners LP’s internal control over financial reporting as of December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.